

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

Brett D. Taylor
President and Director
C & C Tours, Inc.
2157 S. Lincoln Street
Salt Lake City, Utah 84106

Re: C & C Tours, Inc.
Registration Statement on Form 10
Filed November 8, 2012
File No. 000-54847

Dear Mr. Taylor:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Cindy Shy
Via E-mail